

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE
Mail Stop 4561

September 1, 2006

Shahin Shadmer, Grant Enterprises, Inc.
c/o Corporation Services Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

> **Re: Grant Enterprises, Inc.**
> **Amendment No. 4 to Form SB-2**
> **Filed August 8, 2006**
> **Registration No. 333-127259**

Dear Mr. Shadmer,

We have reviewed your filing and have the following comments. All references to prior comments refer to our letter issued July 20, 2006. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 4 to Form SB-2

1.   Please revise your filing to include updated financial statements and related disclosures and consents. See Item 310(g) of Regulation S-B.

About Our Company, page 1

2.   Throughout the registration statement, you discuss revenues derived from chair vending and chair sales. Please include disclosure in this section as to the difference between the "sales" versus the "vending" of your Kinjoy chairs.

3.   Please update the disclosure in the second paragraph relating to revenues, expenses and net income to provide disclosure as of the latest fiscal year end and quarter end. Please ensure that the numbers reported in this section are consistent with your financial statements. For example, we note that even as disclosed, the $2,795 net loss for the year ended December 31, 2004 is not consistent with the reported net loss of $27,412 for that same period, as found on page F-3.

Management Discussion and Analysis

Overview, page 14

4.   We note your response to prior comment 2. We also note your statement in the Results of Operations section that the approximately 49% decrease in gross revenues from the period ended March 31, 2005 to the period ended March 31, 2006 "is related to a decrease in the sale of chairs as well as a decrease in vending sales." In light of this, please tell us whether the following statement continues to be applicable: "Although the sale of Chairs has declined due to competition[,] the revenues from vending remain steady." Please revise as appropriate.

Results of Operations

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

Cost of Services, page 14

5.   We note your revised disclosure in response to prior comment number 3 and we reissue and clarify a portion of the comment. The balances discussed in the last sentence of this section still appear to be your gross profit balances not your cost of services balances. Revise your disclosure as appropriate.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Income, page 15

6.   Your disclosure describes the reason that net income decreased; however, your net income (loss) actually improved in fiscal year 2005. Revise to discuss the reasons net loss decreased from the Year Ended December 31, 2004 to December 31, 2005.

Plan of Operation, page 15

7.   Please update your reference to the September 30, 2005 working capital balance to a more recent date. Please ensure that all information, especially any financial

information, is updated to reflect disclosure as of the period required by
Item 310(g) of Regulation S-B.

Capital Resources and Liquidity, page 16

8.   We note your revised disclosure in response to prior comment number 6 and we
        reissue and clarify this comment. Your disclosure still refers to your September
        31, 2005 cash, current assets and current liabilities balances. Revise to disclose
        balances relevant to your most recent periodic filing included in your registration
        statement.

Available Information, page 18

9.   Please note that our address has changed to 100 F St., N.E., Washington, DC
        20549. Please revise.

Consolidated Financial Statements as of and for the Year Ended December 31, 2005 and
December 31, 2004

Consolidated Balance Sheets, page F-2

10.   We note your response to prior comment number 10, which indicates the
        shareholder requested the debt to be reclassified to capital. Therefore, it appears
        the shareholder forgave the debt and you recorded the extinguishment as a capital
        transaction pursuant to APB Opinion 20, footnote 1 since you are related parties.
        Therefore your related party disclosure should disclose this transaction pursuant
        to SFAS 57, paragraph 2. Revise accordingly.

11.   Your response to prior comment number 12 indicates you have recorded the
        write-off of related party receivables as a shareholder distribution. Revise your
        related party disclosure to disclose this transaction pursuant to SFAS 57,
        paragraph 2.

Notes to the Financial Statements

Revenue Recognition, page F-6

12.   We note your response to prior comment number 13 only addressed the indicators
        we specifically addressed in our comment and not a full analysis of all the
        indicators listed in EITF 99-19 as requested in our comment. Therefore, we
        reissue this portion of our comment. In addition, have read your additional
        analysis of EITF 99-19 supporting your conclusion gross reporting is appropriate

for revenue derived from the sale of chairs. Please address the following with respect to this analysis:

- Your response indicates you the primary obligator as you are responsible for delivering the product to the customer. However, paragraph 7 of EITF 00-19 states, "[r]esponsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment." Therefore, further clarify why you believe that you are the primary obligator in these arrangements. If you conclude you are not the primary obligator, this would be a strong indictor of net reporting.

- Your response indicates you have general inventory risk. However, paragraph 8 of EITF 00-19 states, "[g]eneral inventory risk exists if a company takes title to a product *before* that product is ordered by a customer…" However, you only appear to have inventory risk during shipment which occurs after the customer has ordered the product. Therefore, it does not appear you have general inventory risk which is a strong indictor of net reporting.

- Your response indicates you only have one supplier, i.e. Welltec. If this is correct, it would not appear you have discretion in supplier selection and would be an indicator of net reporting pursuant to paragraph 11 of EITF 99-19.

Income Taxes, page F-9

13.   We note your income tax disclosure in response to prior comment number 18. Revise to provide disclosure as of and for the year-ended December 31, 2004. Income tax disclosure is required for each year your statement of operations is presented pursuant to paragraph 45 of SFAS 109. In addition, clarify why your federal income tax rate is only 15%.

Note 12. Restatement and Reclassification of Financial Statements, page F-10

14.   We note your revised disclosure in response to prior comment numbers 9, 11 and 14. We further note you have disclosed the changes to correct several errors in your previously reported financial statements are reclassifications as opposed to restatements. However, as these corrections appear to be in the scope of paragraph 13 of APB Opinion 20 and therefore should be disclosed as restatements pursuant to paragraphs 36 to 38 of APB Opinion 20 if the errors are material to your financial statements. We note your disclosure indicating these errors are not material to net income; however, the errors appear to be material to other financial statement captions and hence, material to your financial statements as a whole. In this light, revise to disclose the correction of these errors are restatements of previously issued financial statements. If you believe these errors

are not material to your financial statements, provide your full SAB 99 analysis of each error to support your position.

Consolidated Financial Statements as of and for the Three Months Ended March 31, 2006 and March 31, 2005

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Compensation in the Form of Stock, page F-6

15.   Your disclosure indicates you account for stock based compensation in accordance with APB Opinion 25 for in the first quarter of fiscal year 2006. However, you are required to adopt SFAS 123R as of the beginning of the first annual reporting period that begins after December 15, 2005. See the effective dates and transition requirements section of SFAS 123R. Revise to adopt SFAS 123R in the first quarter of fiscal year 2006 and provide all disclosures required by paragraphs 64-65 and 84 of SFAS 123R and Section H of SAB 107.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chris White at (202) 551-3461 or Stephen Krikorian, the Branch Chief – Accounting, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853, Anne Nguyen Parker, Special Counsel, at (202) 551-3611, or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

CC: Gregg E. Jaclin
       Anslow & Jaclin, LLP
       195 Route 9 South, Suite 204
       Manalapan, NJ 07726
       FAX No. (732) 577-1188